# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUDSON TECHNOLOGIES INC /NY, CIK 0000925528
CUSIP: 444144109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, New York (NY), 10965
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001546172

## Reporting persons
- WESTERLY CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,550,000; sole dispositive power 0; shared dispositive power 2,550,000; 5.9% of the class

## Item 1. Issuer
Name of issuer: HUDSON TECHNOLOGIES INC /NY
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, NEW YORK, 10965.

## Item 2. Person Filing
Name of person filing: Westerly Capital Management, LLC
Address of principal business office or, if none, residence:
Westerly Capital Management, LLC
201 Mission Street,
Suite 580
San Francisco, CA 94105
Citizenship: For citizenship of the Filer, see Item 4 of the cover sheet.

## Item 4. Ownership
Amount beneficially owned:
Information with respect to the Reporting Person's ownership of the Common Stock as of December 31, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on
43,598,202 shares of Common Stock outstanding as of October 20, 2025, as reported in the Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 7, 2025.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WESTERLY CAPITAL MANAGEMENT, LLC: /s/ Christopher J. Galvin, Christopher J. Galvin, Managing Member (02/17/2026)